Exhibit 99.2

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dror Harel-Elkayam and Yana Menaker, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.4 per share, of Attunity Ltd. (the "Company" or "Attunity"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 27, 2017 at 10:00 a.m. at the offices of the Company, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTORS IN ITEMS 1 AND 2 AND (ii) PROPOSALS 3-10. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ATTUNITY LTD.

December 27, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTORS IN ITEMS 1
AND 2 AND FOR PROPOSALS 3-10.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect three directors.
NOMINEES:
☐ FOR ALL NOMINEES ☐ AGAINST ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)	O	Shimon Alon
	O	Dov Biran
	O	Dan Falk
INSTRUCTION: To vote against any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to object, as shown here: ●

			FOR	AGAINST	ABSTAIN
2.	To re-elect Ms. Tali Alush-Aben as an external director for a period of three years.		☐	☐	☐

2A. The undersigned confirms it is NOT a "controlling shareholder" of Attunity and does NOT have a “personal interest” (as such terms are described under the heading "Required Vote" in Item 2 of the Proxy Statement) in the approval of Proposal 2 as a result of his/her relationship with a controlling shareholder of Attunity. See also Important Instruction below.

CONFIRMED – I am not a controlling shareholder of Attunity and do not have a "personal interest" as a result of my relationship with a controlling shareholder therein, if any.			☐
			FOR	AGAINST	ABSTAIN
3.	To approve amendments to Compensation Policy for Executive Officers and Directors.		☐	☐	☐

3A. Please confirm that you DO NOT have a “personal interest” in Proposal 3 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 3, check the “NO” box. As described under the heading “Required Vote” in Item 3 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

			YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".		☐	☐
			FOR	AGAINST	ABSTAIN
4.	To authorize the Chairman of the Board of Directors to also serve as the Chief Executive Officer for a term of three years, and a related amendment to the Articles of Association of the Company.		☐	☐	☐

4A.  Please confirm that you DO NOT have a “personal interest” in Proposal 4 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 4, check the “NO” box. As described under the heading “Required Vote” in Item 4 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

			YES	NO
YES – I do not have a "personal interest	NO – I do have a "personal interest".		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

		FOR	AGAINST	ABSTAIN
5.	To approve modifications to the terms of equity-based compensation granted to non-employee directors.	☐	☐	☐

5A.  Please confirm that  you DO NOT have a “personal interest” in Proposal 5 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 5, check the “NO” box. As described under the heading “Required Vote” in Item 5 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

		YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".	☐	☐
		FOR	AGAINST	ABSTAIN
6.	To approve the terms of an annual performance bonus for 2018 to the Chairman and Chief Executive Officer of the Company.	☐	☐	☐

6A.  Please confirm that you DO NOT have a “personal interest” in Proposal 6 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 6, check the “NO” box. As described under the heading “Required Vote” in Item 6 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

		YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".	☐	☐
		FOR	AGAINST	ABSTAIN
7.	To approve the grant of equity-based compensation for 2018 to the Chairman and Chief Executive Officer of the Company.	☐	☐	☐

7A. Please confirm that you DO NOT have a “personal interest” in Proposal 7 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 7, check the “NO” box. As described under the heading “Required Vote” in Item 7 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

		YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".	☐	☐
		FOR	AGAINST	ABSTAIN
8.	To approve the grant of a special long-term performance-based equity grant to the Chairman and Chief Executive Officer of the Company.	☐	☐	☐

8A. Please confirm that you DO NOT have a “personal interest” in Proposal 8 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 8, check the “NO” box. As described under the heading “Required Vote” in Item 8 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

		YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".	☐	☐
		FOR	AGAINST	ABSTAIN
9.	To approve an amended form of indemnity letter to be issued by the Company in favor of its directors and officers.	☐	☐	☐

9A. Please confirm that you DO NOT have a “personal interest” in Proposal 9 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 9, check the “NO” box. As described under the heading “Required Vote” in Item 9 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in Attunity. See also Important Instruction below.

		YES	NO
YES – I do not have a "personal interest".	NO – I do have a "personal interest".	☐	☐
		FOR	AGAINST	ABSTAIN
10.	To approve the re-appointment of Kost Forer Gabbay & Kasierer as independent auditors.	☐	☐	☐

IMPORTANT INSTRUCTION (PERSONAL INTEREST): ): If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact Attunity's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CFO on your behalf.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.